                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 6-K

                           Report of Foreign Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of September 2004

             AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1 LIMITED
                            4th Floor, Forum House
                               Grenville Street
                                  St. Helier
                                Jersey JE2 4UF
                                Channel Islands

      [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                   Form 20-F   X           Form 40-F

      [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
       Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
       Act of 1934.]

                        Yes  ______         No    X

           The Exhibit Index to this Form 6-K is located on page 3.

                                  SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    AIRCRAFT LEASE PORTFOLIO
                                    SECURITISATION 92-1 LIMITED

Date: September 21, 2004            By:   /s/ Frederick W. Bradley, Jr.
                                    Name: Frederick W. Bradley, Jr.
                                    Title:            Director

                                 EXHIBIT INDEX

                                                                  Sequentially
                                                                      numbered
                                                                          page

                               Title of Document

            Aircraft Lease Portfolio Securitisation 96-1 Pass Through Trust
Statement to Certificateholders dated September 15, 2004

                                               Aircraft Lease Portfolio Securitization
                                                       96-1 Pass Through Trust

                                                   Statement To Certificateholders

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                                                      DISTRIBUTIONS IN DOLLARS
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                                  PRIOR                                                                                   CURRENT
               ORIGINAL       PRINCIPAL                                                      REALIZED      ACCRETED      PRINCIPAL
  CLASS      FACE VALUE         BALANCE      INTEREST    PRINCIPAL     PREMIUM     TOTAL      LOSSES      INTEREST        BALANCE
  -----   --------------    ------------   -----------   -----------   -------  ------------   -------    ----------   -------------

    A     25,000,000.00    7,883,642.23      13,106.56          0.00      0.00     13,106.56      0.00         0.00     7,883,642.23
    A     60,000,000.00   18,920,741.17      31,455.73          0.00      0.00     31,455.73      0.00         0.00    18,920,741.17
    A    160,673,000.00   50,667,537.56      84,234.78          0.00      0.00     84,234.78      0.00         0.00    50,667,537.56
    B     56,868,750.00   40,063,750.00      85,970.13          0.00      0.00     85,970.13      0.00         0.00    40,063,750.00
    B              0.00            0.00           0.00          0.00      0.00          0.00      0.00         0.00             0.00
    C     50,044,500.00   39,559,903.71      98,075.59          0.00      0.00     98,075.59      0.00         0.00    39,559,903.71
    D     40,945,500.00   34,022,700.00           0.00          0.00      0.00          0.00      0.00         0.00    34,022,700.00
   E-1    82,918,250.00   82,918,250.00           0.00          0.00      0.00          0.00      0.00         0.00    82,918,250.00
   E-2             0.00            0.00           0.00          0.00      0.00          0.00      0.00         0.00             0.00

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TOTALS   476,450,000.00  274,036,524.67     312,842.79          0.00      0.00    312,842.79      0.00         0.00   274,036,524.67
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-------------------------------------------------------------------------------------------------------     ------------------------
                                FACTOR INFORMATION PER $1000 OF ORIGINAL FACE                                    PASS-THRU RATES
-------------------------------------------------------------------------------------------------------     ------------------------
                           PRIOR                                                                CURRENT
                       PRINCIPAL                                                              PRINCIPAL
CLASS       CUSIP        BALANCE     INTEREST    PRINCIPAL        PREMIUM        TOTAL          BALANCE      * CURRENT          NEXT
-----   ---------    -----------     --------    ---------       --------     ---------    ------------     ----------    ----------
A       02109PAA8     315.345689     0.524262     0.000000       0.000000      0.524262      315.345689      2.495000%     2.620000%
A       U02029AA1     315.345686     0.524262     0.000000       0.000000      0.524262      315.345686      2.495000%     2.620000%
A       02109PAE0     315.345687     0.524262     0.000000       0.000000      0.524262      315.345687      2.495000%     2.620000%
B       0219PAF7      704.494999     1.511729     0.000000       0.000000      1.511729      704.494999      3.075000%     3.200000%
B       U02029AB9       0.000000     0.000000     0.000000       0.000000      0.000000        0.000000      3.075000%     3.200000%
C       02109PAG5     790.494534     1.959768     0.000000       0.000000      1.959768      790.494534      3.475000%     3.600000%
D       02109PAH3     830.926475     0.000000     0.000000       0.000000      0.000000      830.926475     13.750000%    13.750000%
E-1     AL9601108   1,000.000000     0.000000     0.000000       0.000000      0.000000    1,000.000000     10.000000%    10.000000%
E-2     AL9601109       0.000000     0.000000     0.000000       0.000000      0.000000        0.000000     10.000000%    10.000000%

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SELLER:                                   N/A                                             ADMINISTRATOR:          Michele Voon
SERVICER:                       Babcock & Brown Limited                                                           Deutsche Bank
LEAD UNDERWRITER:                    Lehman Brothers                                                            4 Albany Street
RECORD DATE:                         August 31, 2004                                                            New York, NY 10006
DISTRIBUTION DATE:                  September 15, 2004                                  FACTOR INFORMATION:         (800) 735-7777
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* Current Libor has been updated to reflect correct rate.                           © COPYRIGHT 2004  Deutsche Bank

                                               Aircraft Lease Portfolio Securitization
                                                       96-1 Pass Through Trust

                                                   Statement to Certificateholders

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                                                   ISSUE / COLLATERAL DETAIL REPORT
Distribution                     15-Sep-04
------------------------------------------------------------------------------------------------------------------------------------

1. COLLATERAL SUMMARY:

   1.1. DUE PERI0D 01-Aug-2004  to  31-Aug-2004

   1.2. ADDITIONAL REPORTED ITEMS

        Initial Appraised Value of all Aircraft.......................................................................320,510,000.00

        Aircraft Book Value...........................................................................................241,602,301.39

        Rentals, Interest and Other Payments in Arrears................................................................ ..145,000.00

        Is there an existing Event of Default?.................................................................................YES *

        Number of Registration Defaults.........................................................................................0.00

        Has an Enforcement Notice been Issued?.................................................................................NO

        WFC Aircraft Sale Date.................................................................................................n/a

        WFC Aircraft Payment Default Date......................................................................................n/a

2. SUMMARY OF AVAILABLE FUNDS

   2.1. COLLECTIONS
     Interim deposits, withdrawals and transfers
        Rents, Interest, Deferred Debt & Other......................................................................1,426,947.00

        Swap Receipts...........................................................................................................0.00

        Collections applied to excess aircraft Maintenance Expenses.............................................................0.00

        Interim withdrawal of Defaulted Rent from the Lease Maintenance Reserve Account or the Lease Security Deposit Account...0.00

        Transfer of Maintenance Reserve Receipts to Lessee Funded Account.......................................................0.00

        Transfer of Security Deposit Receipts to Lessee Funded Account..........................................................0.00)

        Proceeds from sale or other disposition of any Aircraft, Engine or other asset..........................................0.00

        Remaining Aircraft Purchase Account funds after Aircraft Sale Date......................................................0.00

                                                                                                                        ------------
                                                                                               Sub Total:               1,426,947.00

        Payment Date deposits and transfers
            Investment Earnings:
               Collections Sub Account.....................................................................................19,204.58
               Expense Account..................................................................................................0.00
               Aircraft Purchase Account........................................................................................0.00
               Class D Note Interest Reserve Account............................................................................0.00
               Contingency Reserve Account..................................................................................1,815.01
               Maintenance Reserve Account......................................................................................0.00
               Security Deposit Account.........................................................................................0.00
                                                                                                                           ---------
            Total Investment earnings for all accounts.....................................................................20,389.59

            Investment Earnings retained within Maintenance Reserve Account.....................................................0.00

            Investment Earnings retained within Security Deposit Reserve Account................................................0.00
                                                                                                                           ---------
                                                                                                                                0.00
                                                                                                                        ------------
                                                                                               Sub Total:               1,447,336.59

----------------------------
* The  company  had  insufficient  funds to pay all of the  interest  due to the holders of the Class D Notes.  The arrears owed to Class D  Noteholders  for the
Due Period are $7,865,835.83.  See Item 1.2 "Interest  Amounts-Unpaid  Balance D
Note" below for total overdue interest owed to holders to Class D Notes.

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                                                                                               © COPYRIGHT 2001  Deutsche Bank

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                                                  ISSUE / COLLATERAL DETAIL REPORT
Distribution                     15-Sep-04
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2. SUMMARY OF AVAILABLE FUNDS (cont.)

   2.1. COLLECTIONS (cont.)
        After Enforcement Notice or Disposition of Last Aircraft Lessee Funded Account Transfers................................0.00

        After Enforcement Notice, Aircraft Purchase Acct. funds.................................................................0.00

        Remaining amounts in the Aircraft Purchase Account transferred due to WFC Aircraft Delivery Termination Date or WFC
         Aircraft Payment Default Date..........................................................................................0.00
                                                                                                                        ------------
                                                                                                    Sub Total:          1,447,336.59

        Other Miscellaneous amounts
            For any aircraft which has undergone a total loss or for which the lease has been sold, conveyed or transferred:
               Available Maintenance Reserves Amount............................................................................0.00
               Available Security Deposit Amount................................................................................0.00

            Miscellaneous Other Proceeds........................................................................................0.00
                                                                                                                        ------------
               Available Collections transferred to the Transaction Account:............................................1,447,336.85
                                                                                                                        ============
        Reserve Account transfers
            Maintenance Reserve Amount withdrawals from the Collection Sub-Account..............................................0.00

            Liquidity Reserve Amount withdrawals from the Collection Sub-Account..........................................856,502.26

            Amounts withdrawn from the Class D Interest Reserve Sub-Account.....................................................0.00

            Amounts withdrawn from the Contingency Reserve Sub-Account..........................................................0.00
                                                                                                                        ------------
               Total Amounts transferred to the Transaction Account:....................................................2,303,838.85
                                                                                                                        ============
   2.2. PAYMENTS FROM TRANSACTION ACCOUNT

   *    Required Expense Amount plus Additional Company Expenses, Fees and Taxes........................................1,990,996.06
        Amounts transferred to the Collection Account for Maintenance Reserve Amount............................................0.00
        Swap Payments due to Swap Provider0.00
        Amounts transferred to the Collection Account for Liquidity Reserve Amount..............................................0.00
        Amounts transferred to the Class D Note Interest Reserve Account........................................................0.00
        Aggregate Swap Breakage Costs...........................................................................................0.00
        Current plus prior unpaid Annual Dividends..............................................................................0.00
        Deposit to the Lessee Funded Account for funds previously transferred from the Lessee Funded Account according to
         Clause 7.07(a)(iv) of the Deed of Charge...............................................................................0.00
                                                                                                                         -----------
                                                                                                                        1,990,996.06

        Payments to Noteholders...........................................................................................312,842.79
                                                                                                                        ------------
                                               Total payments from the Transaction Account:.............................2,303,838.85
                                                                                                                        ============

   *    Monthly withdrawal from Collection Account for Carotene Account ..............................................11,658.90

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                                                                                               © COPYRIGHT 2001  Deutsche Bank

                    Aircraft Lease Portfolio Securitization
                            96-1 Pass Through Trust

                        Statement to Certificateholders

--------------------------------------------------------------------------------
                       CERTIFICATE PAYMENTS DETAIL REPORT
Distribution Date:               15-Sep-04
--------------------------------------------------------------------------------

1. PAYMENT CALCULATIONS SUMMARY:

   1.1. INDICES
            Current LIBOR Index Rate.....................................1.6250%
            Next LIBOR Index Rate........................................1.7500%

   1.2. INTEREST AMOUNTS

        CLASS               ACCRUED and UNPAID INTEREST AMOUNTS
        -----         -----------------------------------------------
                          Note           Other (1)            Total
                      ----------      ------------     --------------
        A Note        128,797.07      1,041,546.61       1,170,343.68

        B Note         85,970.13        458,146.93         544,117.06

        C Note         98,075.59        440,879.29         538,954.88

        D Note      7,865,835.83      1,652,890.51       9,518,726.34

        E Note     54,778,681.17              0.00      54,778,681.17
                   -------------      ------------     --------------
                   62,957,359.79      3,593,463.34      66,550,823.13
                   =============      ============     ==============

        CLASS                        UNPAID BALANCE
                      -----------------------------------------------
                          Note           Other (1)           Total
                      ----------      ------------     --------------
        A Note              0.00      1,041,546.61       1,041,546.61

        B Note              0.00        458,146.93         458,146.93

        C Note              0.00        440,879.29         440,879.29

        D Note      7,865,835.83      1,652,890.51       9,518,726.34

        E Note     54,778,681.17              0.00      54,778,681.17
                   -------------      ------------      -------------
                   62,644,517.00      3,593,463.34      66,237,980.34
                  ==============      ============      =============

        Notes: (1) 'Other' includes Step-Up,  Default and Additional Interest.
               Reflects  previously unreported  Default  Interest on Class D for
               January 2003 through November 2003 payment dates of $311,874.75.

   1.3. PRINCIPAL AMOUNTS

        CLASS          Target         Target    Additional  Target Amount
                      Balance         Amount     Principal    Shortfall
                  -------------    ------------ ----------  -------------
        A Note            (0.00)  77,471,920.96       0.00  77,471,920.96

        B Note    40,063,750.00            0.00       0.00           0.00

        C Note    35,256,100.00    4,303,803.71       0.00   4,303,803.71

        D Note    28,845,900.00    5,176,800.00       0.00   5,176,800.00
                  -------------   -------------       ----  -------------
                                  86,952,524.67       0.00  86,952,524.67
                                  =============      =====  =============

   1.4. OTHER AMOUNTS

              a) Class D Note Unpaid Makewhole Premium Amount...............0.00

              b) Class E Contingent Interest Amount.........................0.00

              c) Unpaid Annual Dividends Balance........................4,500.00

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                                             © COPYRIGHT 2004  Deutsche Bank

                                               Aircraft Lease Portfolio Securitization
                                                       96-1 Pass Through Trust

                                                   Statement to Certificateholders

---------------------------------------------------------------------------------------------------------------------------------
                                                       ADDITIONAL ITEMS REPORT
Distribution Date:               15-Sep-04
---------------------------------------------------------------------------------------------------------------------------------

1. ACCOUNT ACTIVITY SUMMARY:

   Note: Amounts reflect activity which has occured during the relevant Due
         Period, as well as transfers resulting from the current Payment Date.

   Name                                         Prior Balance        Deposits     Withdrawals   Adjustments        Balance
   ----------------------------------------     -------------    ------------    ------------   -----------  --------------

   COLLECTION ACCOUNT
    Collections Sub-Account*                    22,191,000.00    1,447,336.59    2,303,838.85        0.00     21,334,497.74
    Expense Sub-Account                                  0.00    1,979,337.16    1,979,337.16        0.00              0.00
    Aircraft Purchase Sub-Account                        0.00            0.00            0.00        0.00              0.00
    Class D Note Interest Reserve Sub-Account            0.00            0.00            0.00        0.00              0.00
    Contingency Reserve Sub-Account              1,400,000.00        1,185.01        1,185.01        0.00      1,400,000.00
                                                -------------    ------------    ------------       -----    --------------
                                       TOTALS:  23,591,000.00    3,427,858.76    4,284,361.02        0.00     22,734,497.74

   LESSEE FUNDED ACCOUNT
    Segregated Maintenance Reserve Sub-Account           0.00            0.00            0.00        0.00              0.00
    Segregated Security Deposit Sub-Account              0.00       75,000.00            0.00        0.00         75,000.00
                                                -------------    ------------    ------------       -----    --------------
                                       TOTALS:           0.00       75,000.00            0.00        0.00         75,000.00

    Amounts held in respect of the Liquidity Reserve Amount within the Collection Account*....................21,334,497.74

2. MISCELLANEOUS:

   2.1. AIRCRAFT DETAILS

    Aircraft        Aircraft    Avg. Appraised        Date           Aircraft           Event     Event          Sale/Insurance
     Lessee      Serial Number      Value (1)        Appraised       Book Value           Date  Description (2)      Proceeds
   ------------- -------------   --------------     -----------    -------------     ----------  --------------     -------------
       N/A              127                0.00     30-Jun-2004             0.00       8/2/1999          S           5,525,217.00
       N/A              283                0.00     30-Jun-2004             0.00     12/20/2002          S          20,757,041.00
       N/A            11287                0.00     30-Jun-2004             0.00       7/2/1999          S          12,646,518.00
       N/A            22381                0.00     30-Jun-2004             0.00      7/24/1997          S          35,000,000.00
     Batavia          23869       13,860,000.00     30-Jun-2004    17,681,724.44                                              -
  Travel Service      23870       14,540,000.00     30-Jun-2004    18,198,369.44                                              -
       AOG            24519       14,990,000.00     30-Jun-2004    18,846,107.50                                              -
  China Southern      24898       13,340,000.00     30-Jun-2004    16,430,907.50                                              -
       N/A            24914                0.00     30-Jun-2004             0.00      10/1/2002          S          11,577,067.00
    Air Canada        24952       37,680,000.00     30-Jun-2004    51,187,145.00                                              -
    Air Canada        25000       37,170,000.00     30-Jun-2004    51,239,977.50                                              -
First Choice Airways  25054       23,630,000.00     30-Jun-2004    33,125,977.50                                              -
     Meridiana        49785       10,510,000.00     30-Jun-2004    17,389,440.00                                              -
   Allegian Air       49786       10,900,000.00     30-Jun-2004    17,502,652.50                                              -
                                 --------------                   --------------                                    -------------
                                 205,820,000.00                   241,602,301.39                                    85,505,843.00
                                 ==============                   ==============                                    =============

  Notes: (1) Appraised Values have been provided by: Avitas Inc., Aircraft Information Services Inc. and BK Associates Inc.
         (2) Event Description Key:  S = sold, L = loss and PDE = Premium Disposition Event.
         (3) Aircraft Best Value is currently in review.

   2.2. AMENDMENTS TO THE LIST OF NON-ACCEPTABLE COUNTRIES

         None

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                                                                                               © COPYRIGHT 2004  Deutsche Bank